Mail Stop 3561

January 8, 2007

Christopher LaRose, Chief Executive Officer
Physicians Remote Solutions, Inc.
64 Secretariat Court
Tinton Falls, New Jersey 07724

>   **Re:**   **Physicians Remote Solutions, Inc.**
>   **Amendment No. 4 to Registration Statement on Form SB-2**
>   **Filed December 8, 2006**
>   **File No. 333-131599**

Dear Mr. LaRose:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that the page numbers to which we refer correspond to the marked copy of the filing sent to us by counsel.

Management's Plan of Operation, page 10

1. We note your response to comment 2 in our letter dated November 21, 2006. Please include this response in this section of your document. Also, in the first full paragraph on page 12 you state that you have spent $5,000 on marketing. Please disclose on what marketing activities you have spent this amount.

Executive Compensation, page 30

2. We note your response to comment 3 in our letter dated November 21, 2006. Please provide compensation information for Christopher LaRose for your most recently completed fiscal year. See Item 402(b)(1) of Regulation S-B. In the fourth paragraph of this section, you state that in August 2006 you

entered into a one year employment agreement with Christopher LaRose in which you agreed to compensate him for his service as your president and chief executive officer through the issuance of 83,334 shares of your common stock per month. Please provide dollar value of the shares you have given Mr. LaRose to this point.

<p style="text-align:center">*   *   *   *   *</p>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sarah Goldberg, Staff Accountant, at (202) 551-3340 or Anthony Watson, Staff Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend at (202) 551-3343, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551- 3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jonathan B. Reisman, Esq.
      Reisman & Associates, P.A.
      Via facsimile